 Rayton_1u.htm FORM 1-U

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

April 30, 2019

(Date of Report (Date of earliest event reported))

XTI Aircraft Company

(Exact name of registrant as specified in its charter)

Delaware	37-1589087
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

2209 Green Oaks Lane, Greenwood Village, CO	80121
(Address of principal executive offices)	(ZIP Code)

(303) 503-5660

(Registrant's telephone number, including area code)

Common Stock, par value $0.001 per share

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Compliance With Ongoing Reporting Requirements

The Company will be late in filing its Form 1-K for the period ended December 31, 2018. The Company anticipates making this filing in the next few days.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant	XTI Aircraft Company

Date: April 30, 2019	By:	/s/ David E. Brody
David E. Brody
Chairman of the Board